November 17, 2008

Stephen J. Fanning
Chairman, President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, CA 94545

>   **Re: Thermage, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Response letter dated November 13, 2008**
>   **File No. 333-152948**

Dear Mr. Fanning:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Distribution, page 106

1.   It appears from the third paragraph of your response to prior comment 1 that the distribution will occur regardless of whether the merger is consummated. If that is correct, please revise your disclosure accordingly. If that is not correct, please revise your response to prior comment 1.

Exhibit 8

2.   We note your response to prior comment 3. The exhibits you propose to file state that the prospectus discussion regarding the potential tax consequences is "accurate" and "correct." Therefore, it appears that those exhibits merely reflect the opinions of counsel as to the manner in which tax consequences are disclosed, rather than the opinions of counsel as to the tax consequences. Please file

exhibits in which counsel opines on the material tax consequences. For example, if the discussion under the caption "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" represents the opinions of counsel, then exhibits 8.1 and 8.2 should state so directly.

3.   Please ensure that each opinion that you file as an exhibit clearly indicates counsel's consent to the prospectus discussion of the opinion and to being named in the registration statement, in addition to the reproduction of the opinion in the registration statement.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Chris F. Fennell, Esq.—Wilson Sonsini Goodrich & Rosati P.C.